UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDED SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

PetVivo Holdings, Inc.

(Name of Issuer)

Common Stock, (Nasdaq: PETV)

(Title of Class of Securities)

716817408

(CUSIP Number)

November 19, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 716817408	SC 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON A.L. Sarroff Fund, LLC [1]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,515,002 common stock [2]
		6	SHARED VOTING POWER 0
		7	SOLE DISPOSITIVE POWER 5,515,002 common stock [2]
		8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,515,002 common stock [2]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.4% [3]
12	TYPE OF REPORTING PERSON PN [4]

[1] A.L. Sarroff Fund, LLC (the "Company") is a New York Limited Liability Company (LLC) whose two individual members own, respectively, 90% and 10% of the Company's membership interests. The securities reported in this Schedule 13G were acquired primarily in accounts in the name of the Company and partly in accounts in the names of the two individual members.

[2] In addition to the common shares reported in this Schedule 13G, the Company owns and/or controls 2,138,696 Warrants of the issuer. The Warrants are exercisable on the following schedule: $1,166,000.00 exercisable as of August 4, 2026, 111,000 exercisable as of December 6, 2026, 861,696 exercisable as of April 29, 2027, and 2,500,000.00 exercisable as of July 9, 2027. These Warrants have not been exercised. Pursuant to SEC Rule 13d-3(d) (1), these Warrants are therefore not included in the Company's aggregate shareholdings for purposes of this Schedule G.

[3] According to the issuer's latest Form 10-Q, there were 20,099,095 outstanding common shares as of September, 2024. The common shares owned and/or controlled by the Company as of September 30, 2024 totaled 27.4% of the common shares outstanding.

[4] This filing is made in reliance upon SEC Rule 13d-1(c). The Company, (a) has not acquired the securities with any purpose, or with the effect, of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b); (b) is not a person reporting pursuant to SEC Rule 13d-1(b)(1); and (c) is not directly or indirectly the beneficial owner of 20 percent of more of the class.

CUSIP No. 716817408	SC 13G	Page 3 of 5 Pages

Item 1(a).	NAME OF ISSUER:

 The name of the issuer is PetVivo Holdings, Inc.

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                       5251 Edina Industrial Blvd., Edina, Minnesota, 55349.

Item 2(a).	NAME OF PERSON FILING:

                        A.L. Sarroff Fund, LLC .

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                        43 Meadow Woods Road, Great Neck, NY 11020

Item 2(c).	CITIZENSHIP:

 United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

 Common stock.

Item 2(e).	CUSIP NUMBER:

                        716817408

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:___.

CUSIP No. 716817408	SC 13G	Page 4 of 5 Pages

Item 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 5,515,002 common stock

(b)	Percent of class: 27.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 5,515,002 common stock

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 5,515,002 common stock

(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 716817408	SC 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

A.L. Sarroff Fund, LLC

/s/ Alan L. Sarroff
Alan L. Sarroff
Title: Chief Executive Officer and Managing Member

DATED: November 19, 2024